Rofe SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. )(1)

                                 S1 CORPORATION
                                 --------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    78463B101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 20, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 53 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 78463B101                    13D                    Page 2 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,620,820
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,620,820
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,620,820
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 3 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PARCHE, LLC 20-0870632
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     708,078
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            708,078
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      708,078
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 4 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RCG AMBROSE MASTER FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,674
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            128,674
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,674
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 5 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RCG HALIFAX FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     133,919
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            133,919
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      133,919
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 6 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     602,960
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            602,960
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      602,960
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 7 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ADMIRAL ADVISORS, LLC 37-1484525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,328,898
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,328,898
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,328,898
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 8 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS ADVISORS, LLC 13-3954331
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     602,960
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            602,960
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      602,960
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 9 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS CAPITAL GROUP, L.L.C. 13-3937658
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,194,451
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,194,451
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,194,451
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 10 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      C4S & CO., L.L.C. 13-3946794
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,194,451
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,194,451
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,194,451
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 11 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PETER A. COHEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,194,451
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,194,451
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,194,451
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 12 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MORGAN B. STARK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,194,451
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,194,451
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,194,451
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 13 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,194,451
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,194,451
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,194,451
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 14 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS W. STRAUSS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,194,451
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,194,451
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,194,451
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 15 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES EQUITY PARTNERS, L.P. 13-4088890
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     270,763
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            270,763
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      270,763
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 16 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES INVESTORS, LLC 13-4126527
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     270,763
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            270,763
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      270,763
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 17 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     437,996
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            437,996
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,996
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 18 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON INVESTMENTS, L.P. 20-2871525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     87,601
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            87,601
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      87,601
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 19 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES ADVISORS, LLC 20-0327470
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     525,597
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            525,597
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      525,597
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 20 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON CAPITAL GROUP, L.P. 13-3635132
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     796,360
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            796,360
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      796,360
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 21 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      LNA CAPITAL CORP. 13-3635168
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     796,360
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            796,360
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      796,360
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 22 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JAMES MITAROTONDA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     796,360
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            796,360
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      796,360
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 23 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARCADIA PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 24 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARCADIA CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 25 of 53 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RICHARD ROFE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     78,500
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            78,500
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      78,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 26 of 53 Pages


      The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1. SECURITY AND ISSUER.

            This statement relates to shares of the Common Stock, $.01 par value (the "Shares"), of S1 Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3500 Lenox Road, NE, Suite 200, Atlanta, Georgia 30326.

Item 2. IDENTITY AND BACKGROUND.

      (a)   This statement is filed by:

            (i) Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company ("Starboard"), with respect to the Shares directly and beneficially owned by it;

            (ii) Parche, LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially owned by it;

            (iii) RCG Ambrose Master Fund, Ltd., a Cayman Islands exempted company ("RCG Ambrose"), with respect to the Shares directly and beneficially owned by it;

            (iv) RCG Halifax Fund, Ltd., a Cayman Islands exempted company ("RCG Halifax"), with respect to the Shares directly and beneficially owned by it;

            (v) Ramius Master Fund, Ltd., a Cayman Islands exempted company ("Ramius Master"), with respect to the Shares directly and beneficially owned by it;

            (vi) Admiral Advisors, LLC, a Delaware limited liability company ("Admiral Advisors"), who serves as the investment manager of Starboard and the managing member of Parche;

            (vii) Ramius Advisors, LLC, a Delaware limited liability company
                  ("Ramius Advisors"), who serves as the investment manager of Ramius Master;

           (viii) Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), who serves as the investment manager of RCG Ambrose and RCG Halifax and as the sole member of Admiral Advisors and Ramius Advisors;

            (ix) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), who serves as managing member of Ramius Capital;

CUSIP No. 78463B101                    13D                   Page 27 of 53 Pages


            (x) Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

            (xi) Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

            (xii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S;

           (xiii) Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

            (xiv) Barington Companies Equity Partners, L.P., a Delaware limited partnership ("Barington Companies Equity"), with respect to the Shares directly and beneficially owned by it;

            (xv) Barington Companies Investors, LLC, a Delaware limited liability company ("Barington Companies Investors"), the general partner of Barington Companies Equity;

            (xvi) Barington Companies Offshore Fund, Ltd. (BVI), a limited company organized under the laws of the British Virgin Islands ("Barington Companies Offshore"), with respect to the Shares directly and beneficially owned by it;

            (xvii) Barington Investments, L.P., a Delaware limited partnership
                  ("Barington Investments"), with respect to the Shares directly and beneficially owned by it;

           (xviii) Barington Companies Advisors, LLC, a Delaware limited liability company ("Barington Companies Advisors"), who serves as the investment advisor to Barington Companies Offshore and the general partner of Barington Investments;

            (xix) Barington Capital Group, L.P., a New York limited partnership
                  ("Barington Capital"), the majority member of Barington Companies Investors and the Managing Member of Barington Companies Advisors;

            (xx) LNA Capital Corp., a Delaware corporation ("LNA"), the general partner of Barington Capital;

            (xxi) James Mitarotonda ("Mr. Mitarotonda"), the sole stockholder and director of LNA;

            (xxii) Arcadia Partners, L.P., a Delaware limited partnership
                  ("Arcadia Partners"), with respect to the Shares directly and beneficially owned by it;

CUSIP No. 78463B101                    13D                   Page 28 of 53 Pages


          (xxiii) Arcadia Capital Management, LLC, a Delaware limited liability company ("Arcadia Capital"), the general partner of Arcadia Partners; and

           (xxiv) Richard Rofe ("Mr. Rofe"), the sole member of Arcadia Capital, with respect to the Shares directly and beneficially owned by Mr. Rofe.

            Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." As of March 28, 2006, the Reporting Persons were the beneficial owners of, in the aggregate, 5,069,311 Shares, representing approximately 7.2% of the Shares presently outstanding. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

            (b) The address of the principal office of each of Parche, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The address of the principal office of each of Starboard, RCG Ambrose, RCG Halifax and Ramius Master is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of each of Starboard, RCG Ambrose, RCG Halifax and Ramius Master and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            The address of the principal business and principal office of each of Barington Companies Equity, Barington Companies Investors, Barington Investments, Barington Companies Advisors, Barington Capital and LNA is 888 Seventh Avenue, 17th Floor, New York, New York 10019. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers of LNA and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            The address of the principal business and principal office of Barington Companies Offshore is c/o Bison Financial Services LTD, Bison Court, Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            The address of the principal office of each of Arcadia Partners, Arcadia Capital and Mr. Rofe is 185 Great Neck Road, Suite 460, Great Neck, New York, 11021.

            (c) The principal business of each of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Admiral Advisors is acting as investment manager of Starboard and managing member of Parche. The principal business of Ramius Advisors is acting as an investment advisor of Ramius Master. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

CUSIP No. 78463B101                    13D                   Page 29 of 53 Pages


            The principal business of each of Barington Companies Equity, Barington Companies Investors, Barington Companies Offshore, Barington Investments and Barington Capital is acquiring, holding and disposing of investments in various companies. The principal business of Barington Companies Advisors is serving as the investment advisor of Barington Companies Offshore. The principal business of LNA is serving as the general partner of Barington Capital.

            The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital.

            The principal business of Arcadia Partners is investing in public equities using various strategies. The principal business of Arcadia Capital is serving as the general partner of Arcadia Partners. The principal occupation of Mr. Rofe is serving as the sole member of Arcadia Capital.

            (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Cohen, Stark, Strauss, Solomon, Mitarotonda and Rofe are citizens of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares purchased by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Barington Companies Equity, Barington Companies Offshore and Barington Investments were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 4,194,451 Shares beneficially owned in the aggregate by Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master is approximately $17,524,365.44, including brokerage commissions. The aggregate

CUSIP No. 78463B101                    13D                   Page 30 of 53 Pages


purchase cost of the 796,360 Shares beneficially owned in the aggregate by Barington Companies Equity, Barington Companies Offshore and Barington Investments is approximately $3,280,518.63, including brokerage commissions. The aggregate purchase cost of the 75,000 Shares beneficially owned in the aggregate by Arcadia Partners and Arcadia Capital is approximately $309,750, including brokerage commissions. The aggregate purchase cost of the 3,500 Shares owned personally by Mr. Rofe and purchased with Mr. Rofe's personal funds is approximately $14,455.

            Certain Shares reported in the Statement as owned by Parche were acquired in private transactions with various transferors for which Ramius Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral Advisors, which is the managing member of Parche. Parche acquired from such transferors an aggregate of 537,940 Shares on March 17, 2006 at a per Share price of $4.0000, equal to the last reported sales price on the Nasdaq National Market on the date the transaction was completed, or an aggregate of $2,151,760. The total of 537,940 Shares transferred to Parche were initially acquired by the transferors for an aggregate of $ 2,238,247 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Shares: 03/02/06 purchased 11,220 Shares at a price per Share of $4.0118; 03/02/06 purchased 30,690 Shares at a price per Share of $3.9983; 03/02/06 purchased 52,080 Shares at a price per Share of $3.9983; 03/02/06 purchased 19,040 Shares at a price per Share of $4.0118; 03/03/06 purchased 3,398 Shares at a price per Share of $4.0101; 03/03/06 purchased 3,300 Shares at a price per Share of $4.0000; 03/03/06 purchased 12,540 Shares at a price per Share of $3.9997; 03/03/06 purchased 21,280 Shares at a price per Share of $3.9997; 03/03/06 purchased 5,600 Shares at a price per Share of $4.0000; 03/03/06 purchased 5,767 Shares at a price per Share of $4.0101; 03/06/06 purchased 19,800 Shares at a price per Share of $3.9947; 03/06/06 purchased 33,600 Shares at a price per Share of $3.9947; 03/08/06 purchased 3,300 Shares at a price per Share of $3.8900; 03/08/06 purchased 5,600 Shares at a price per Share of $3.8900; 03/10/06 purchased 11,656 Shares at a price per Share of $3.8400; 03/10/06 purchased 19,779 Shares at a price per Share of $3.8400; 03/14/06 purchased 3,630 Shares at a price per Share of $3.9863; 03/14/06 purchased 6,160 Shares at a price per Share of $3.9863; 3/17/06 sold 193,034 Shares at a price per Share of $4.000; and 3/17/06 sold 344,906 Shares at a price per Share of $4.000. All purchases of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4. PURPOSE OF TRANSACTION.

            The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may, in their respective discretion, endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            The Reporting Persons are concerned about the competitive position of the Issuer, especially in light of the fact that the Issuer has lost more than 75% of its market value since January 2002. The Reporting Persons believe that the Issuer has valuable core assets but the current business strategy employed by management has and continues to result in a deterioration of stockholder value. The Reporting Persons have serious concerns about the ability of the current Board of Directors to maximize stockholder value. On March 29, 2006, Ramius Capital delivered a letter to the Chairman and Chief Executive Officer of the Issuer expressing its belief that the Issuer's assets are undervalued and that the best way to unlock shareholder value is through the sale of the Issuer. The letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

            It is the Reporting Persons' belief that the efforts of the Issuer's Board of Directors should be focused on enhancing stockholder value. The Reporting Persons intend to continue their dialogue with the Issuer's management. The Reporting Persons may nominate a slate of directors for election to the Board of Directors of the Issuer at the Issuer's 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking additional Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 78463B101                    13D                   Page 31 of 53 Pages


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

            The aggregate percentage of Shares reported owned by each person named herein is based upon 70,453,355 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

      A.    Starboard

            (a) As of March 28, 2006, Starboard beneficially owned 2,620,820 Shares.

            Percentage: Approximately 3.7%

            (b) 1. Sole power to vote or direct vote: 2,620,820
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 2,620,820
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by Starboard within the past 60 days is set forth in Schedule A and is incorporated by reference.

      B.    Parche

            (a) As of March 28, 2006, Parche beneficially owned 708,078 Shares.

            Percentage: Approximately 1.0%

            (b) 1. Sole power to vote or direct vote: 708,078
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 708,078
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by Parche within the past 60 days is set forth in Schedule A and is incorporated by reference.

      C.    RCG Ambrose

            (a) As of March 28, 2006, RCG Ambrose beneficially owned 128,674 Shares.

            Percentage: Less than 1%

CUSIP No. 78463B101                    13D                   Page 32 of 53 Pages


            (b) 1. Sole power to vote or direct vote: 128,674
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 128,674
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by RCG Ambrose in the past 60 days is set forth in Schedule A and is incorporated by reference.

      D.    RCG Halifax

            (a) As of March 28, 2006, RCG Halifax beneficially owned 133,919 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 133,919
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 133,919
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by RCG Halifax in the past 60 days is set forth in Schedule A and is incorporated by reference.

      E.    Ramius Master

            (a) As of March 28, 2006, Ramius Master beneficially owned 602,960 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 602,960
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 602,960
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by Ramius Master in the past 60 days is set forth in Schedule A and is incorporated by reference.

      F.    Admiral Advisors

            (a) As of March 28, 2006, as the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 2,620,820 Shares owned by Starboard and (ii) 708,078 Shares owned by Parche.

            Percentage: Approximately 4.7%

            (b) 1. Sole power to vote or direct vote: 3,328,898
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 3,328,898
                4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 33 of 53 Pages


            (c) Admiral Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      G.    Ramius Advisors

            (a) As of March 28, 2006, as the investment advisor of Ramius Master, Ramius Advisors may be deemed the beneficial owner of 602,960 Shares owned by Ramius Master.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 602,960
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 602,960
                4. Shared power to dispose or direct the disposition: 0

            (c) Ramius Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Ramius Master, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      H.    Ramius Capital

            (a) As of March 28, 2006, as the sole member of Admiral Advisors and Ramius Advisors (the investment manager of Ramius Master) and as the investment manager of RCG Halifax and RCG Ambrose, Ramius Capital may be deemed the beneficial owner of (i) 2,620,820 shares owned by Starboard, (ii) 708,078 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax and (v) 602,960 Shares owned by Ramius Master.

            Percentage: Approximately 6.0%

            (b) 1. Sole power to vote or direct vote: 4,194,451
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 4,194,451
                4. Shared power to dispose or direct the disposition: 0

            (c) Ramius Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A, and are incorporated herein by reference.

      I.    C4S

            (a) As of March 28, 2006, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 2,620,820 shares owned by

CUSIP No. 78463B101                    13D                   Page 34 of 53 Pages


Starboard, (ii) 708,078 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax and (v) 602,960 Shares owned by Ramius Master.

            Percentage: Approximately 6.0%

            (b) 1. Sole power to vote or direct vote: 4,194,451
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 4,194,451
                4. Shared power to dispose or direct the disposition: 0

            (c) C4S did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

      J.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

            (a) As of March 28, 2006, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 2,620,820 shares owned by Starboard, (ii) 708,078 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax and (v) 602,960 Shares owned by Ramius Master. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

            Percentage: Approximately 6.0%

            (b) 1. Sole power to vote or direct vote: 0
                2. Shared power to vote or direct vote: 4,194,451
                3. Sole power to dispose or direct the disposition: 0
                4. Shared power to dispose or direct the disposition: 4,194,451

            (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares in the past 60 days. The transactions in the Common Stock in the past 60 days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

      K.    Barington Companies Equity

            (a) As of March 28, 2006, Barington Companies Equity beneficially owned 270,763 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 270,763
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 270,763
                4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 35 of 53 Pages


            (c) The number of Shares acquired by Barington Companies Equity in the past 60 days is set forth in Schedule A and is incorporated by reference.

      L.    Barington Companies Investors

            (a) As of March 28, 2006, as the general partner of Barington Companies Equity, Barington Companies Investors may be deemed the beneficial owner of 270,763 Shares owned by Barington Companies Equity.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 270,763
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 270,763
                4. Shared power to dispose or direct the disposition: 0

            (b) Barington Companies Investors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days by Barington Companies Equity, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      M.    Barington Companies Offshore

            (a) As of March 28, 2006, Barington Companies Offshore beneficially owned 437,996 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 437,996
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 437,996
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by Barington Companies Offshore in the past 60 days is set forth in Schedule A and is incorporated by reference.

      N.    Barington Investments

            (a) As of March 28, 2006, Barington Investments beneficially owned 87,601 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 87,601
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 87,601
                4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 36 of 53 Pages


            (c) The number of Shares acquired by Barington Investments in the past 60 days is set forth in Schedule A and is incorporated by reference.

      O.    Barington Companies Advisors

            (a) As of March 28, 2006, as the investment advisor of Barington Companies Offshore and the general partner of Barington Investments, Barington Companies Advisors may be deemed the beneficial owner of (i) 437,996 Shares owned by Barington Companies Offshore and (ii) 87,601 Shares owned by Barington Investments.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 525,597
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 525,597
                4. Shared power to dispose or direct the disposition: 0

            (c) Barington Companies Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days by Barington Companies Offshore and Barington Investments, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      P.    Barington Capital

            (a) As of March 28, 2006, as the majority member of Barington Companies Investors and the Managing Member of Barington Companies Advisors, Barington Capital may be deemed the beneficial owner of (i) 437,996 Shares owned by Barington Companies Offshore, (ii) 270,763 Shares owned by Barington Companies Equity and (iii) 87,601 Shares owned by Barington Investments.

            Percentage: Approximately 1.1%

            (b) 1. Sole power to vote or direct vote: 796,360
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 796,360
                4. Shared power to dispose or direct the disposition: 0

            (c) Barington Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days by Barington Companies Offshore, Barington Companies Equity and Barington Investments are set forth in Schedule A, and are incorporated by reference.

CUSIP No. 78463B101                    13D                   Page 37 of 53 Pages


      Q.    LNA

            (a) As of March 28, 2006, as the general partner of Barington Capital, LNA may be deemed the beneficial owner of (i) 437,996 Shares owned by Barington Companies Offshore, (ii) 270,763 Shares owned by Barington Companies Equity and (iii) 87,601 Shares owned by Barington Investments.

            Percentage: Approximately 1.1%

            (b) 1. Sole power to vote or direct vote: 796,360
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 796,360
                4. Shared power to dispose or direct the disposition: 0

            (c) LNA did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days by Barington Companies Offshore, Barington Compaines Equity and Barington Investments are set forth in Schedule A, and are incorporated by reference.

      R.    Mr. Mitarotonda

            (a) As of March 28, 2006, as the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed the beneficial owner of (i) 270,763 Shares owned by Barington Companies Equity, (ii) 437,996 Shares owned by Barington Companies Offshore and (iii) 87,601 Shares owned by Barington Investments. Mr. Mitarotonda disclaims beneficial ownership of such Shares.

            Percentage: Approximately 1.1%

            (b) 1. Sole power to vote or direct vote: 796,360
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 796,360
                4. Shared power to dispose or direct the disposition: 0

            (c) Mr. Mitarotonda did not enter into any transactions in the Shares in the past 60 days. The number of Shares acquired by Barington Companies Equity, Barington Companies Offshore and Barington Investments in the past 60 days are set forth in Schedule A and are incorporated by reference.

      S.    Arcadia Partners

            (a) As of March 28, 2006, Arcadia Partners beneficially owned 75,000 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 75,000
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 75,000
                4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 38 of 53 Pages


            (c) The number of Shares acquired by Arcadia Partners in the past 60 days is set forth in Schedule A and is incorporated by reference.

      T.    Arcadia Capital

            (a) As of March 28, 2006, as the general partner of Arcadia Partners, Arcadia Capital may be deemed the beneficial owner of 75,000 Shares owned by Arcadia Partners.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 75,000
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 75,000
                4. Shared power to dispose or direct the disposition: 0

            (c) The transactions in the Shares in the past 60 days by Arcadia Partners, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      U.    Mr. Rofe

            (a) As of March 28, 2006, as the sole member of Arcadia Capital, Mr. Rofe may be deemed the beneficial owner of 75,000 Shares owned by Arcadia Partners. Mr. Rofe disclaims beneficial ownership of such Shares. In addition, Mr. Rofe personally owns 3,500 Shares.

            Percentage: Less than 1%

            (b) 1. Sole power to vote or direct vote: 78,500
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 78,500
                4. Shared power to dispose or direct the disposition: 0

            (c) The transactions in the Shares in the past 60 days by Mr. Rofe, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

            (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            (e) Not applicable.

CUSIP No. 78463B101                    13D                   Page 39 of 53 Pages


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On March 29, 2006, Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss, Barington Companies Equity, Barington Companies Investors, Barington Companies Offshore, Barington Investments, Barington Companies Advisors, Barington Capital, LNA, Mr. Mitarotonda, Arcadia Partners, Arcadia Capital and Mr. Rofe entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

            Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing Agreement by and among Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss, Barington Companies Equity, Barington Companies Investors, Barington Companies Offshore, Barington Investments, Barington Companies Advisors, Barington Capital, LNA, Mr. Mitarotonda, Arcadia Partners, Arcadia Capital and Mr. Rofe, dated March 29, 2006.

            2. Letter from Ramius Capital to the Chairman and Chief Executive Officer of the Issuer, dated March 29, 2006.

            3.    Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas
                  W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

CUSIP No. 78463B101                    13D                   Page 40 of 53 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 29, 2006

STARBOARD VALUE AND OPPORTUNITY            RAMIUS MASTER FUND, LTD
MASTER FUND LTD.                           By: Ramius Advisors, LLC
                                               its investment manager
PARCHE, LLC                                By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC, its                 its managing member
    managing member
                                           ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.              By: Ramius Capital Group, L.L.C., its
By: Ramius Capital Group, L.L.C.,              managing member
    its investment manager
By: C4S & Co., L.L.C.,                     RAMIUS ADVISORS, LLC
    its managing member                    By: Ramius Capital Group, L.L.C., its
                                               managing member
RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C.,          RAMIUS CAPITAL GROUP, L.L.C.
    its investment manager                 By: C4S & Co., L.L.C.,
By: C4S & Co., L.L.C.,                         as managing member
    its managing member
                                           C4S & CO., L.L.C.



                           By: /s/ Jeffrey M. Solomon
                               ----------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
-----------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

CUSIP No. 78463B101                    13D                   Page 41 of 53 Pages


BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC,
    its general partner

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: Managing Member

/s/ James A. Mitarotonda
------------------------------------------
James A. Mitarotonda

BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: President

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC,
    its general partner

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general
    partner

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer

CUSIP No. 78463B101                    13D                   Page 42 of 53 Pages


LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
    -------------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer

ARCADIA PARTNERS, L.P.
By: Arcadia Capital Management, LLC, its general
    partner

By: /s/ Richard Rofe
    -------------------------------------
Name:  Richard Rofe
Title: Sole Member

ARCADIA CAPITAL MANAGEMENT, LLC

By: /s/ Richard Rofe
    -------------------------------------
Name:  Richard Rofe
Title: Sole Member

/s/ Richard Rofe
------------------------------------------
Richard Rofe

CUSIP No. 78463B101                    13D                   Page 43 of 53 Pages


SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

Shares of Common Stock                Price Per                        Date of
     Purchased                         Share($)                       Purchase
     ---------                         --------                       --------

                 STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD.

       273,420                          3.9983                         3/02/06
        99,960                          4.0118                         3/02/06
        30,277                          4.0101                         3/03/06
       111,720                          3.9997                         3/03/06
        29,400                          4.0000                         3/03/06
       176,400                          3.9947                         3/06/06
        29,400                          3.8900                         3/08/06
       103,841                          3.8400                         3/10/06
        32,340                          3.9863                         3/14/06
       141,120                          3.9999                         3/17/06
       114,248                          4.0904                         3/20/06
        43,134                          4.1316                         3/21/06
       190,782                          4.0855                         3/22/06
       177,237                          4.0831                         3/23/06
        25,298                          4.1884                         3/24/06
        24,446                          4.2054                         3/27/06
        93,797                          4.2028                         3/28/06

                                   PARCHE, LLC

       344,906*                         4.0000                         3/17/06
        26,880                          3.9999                         3/17/06

----------
* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

CUSIP No. 78463B101                    13D                   Page 44 of 53 Pages


       193,034*                         4.0000                         3/17/06
        15,840                          3.9999                         3/17/06
        21,761                          4.0904                         3/20/06
         8,216                          4.1316                         3/21/06
        36,340                          4.0855                         3/22/06
        33,760                          4.0831                         3/23/06
         4,819                          4.1884                         3/24/06
         4,656                          4.2054                         3/27/06
        17,866                          4.2028                         3/28/06

                          RCG AMBROSE MASTER FUND, LTD.

         6,630                          4.0118                         3/02/06
        18,135                          3.9983                         3/02/06
         2,008                          4.0101                         3/03/06
         1,950                          4.0000                         3/03/06
         7,410                          3.9997                         3/03/06
        11,700                          3.9947                         3/06/06
         1,950                          3.8900                         3/08/06
         6,887                          3.8400                         3/10/06
         2,145                          3.9863                         3/14/06
         9,360                          3.9999                         3/17/06

                             RCG HALIFAX FUND, LTD.

        19,530                          3.9983                         3/02/06
         7,140                          4.0118                         3/02/06
         2,163                          4.0101                         3/03/06
         7,980                          3.9997                         3/03/06
         2,100                          4.0000                         3/03/06
        12,600                          3.9947                         3/06/06
         2,100                          3.8900                         3/08/06
         7,417                          3.8400                         3/10/06
         2,310                          3.9863                         3/14/06
        10,080                          3.9999                         3/17/06

CUSIP No. 78463B101                    13D                   Page 45 of 53 Pages


                            RAMIUS MASTER FUND, LTD.

        26,010                          4.0118                         3/02/06
        71,145                          3.9983                         3/02/06
         7,878                          4.0101                         3/03/06
         7,650                          4.0000                         3/03/06
        29,070                          3.9997                         3/03/06
        45,900                          3.9947                         3/06/06
         7,650                          3.8900                         3/08/06
        27,020                          3.8400                         3/10/06
         8,415                          3.9863                         3/14/06
        36,720                          3.9999                         3/17/06

                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.

        46,243                          4.0900                         3/20/06
        17,459                          4.1320                         3/21/06
        77,222                          4.0850                         3/22/06
        71,739                          4.0830                         3/23/06
        10,240                          4.1880                         3/24/06
         9,895                          4.2050                         3/27/06
        37,965                          4.2030                         3/28/06

                  BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

        74,805                          4.0900                         3/20/06
        28,242                          4.1320                         3/21/06
       124,917                          4.0850                         3/22/06
       116,048                          4.0830                         3/23/06
        16,564                          4.1880                         3/24/06
        16,006                          4.2050                         3/27/06
        61,414                          4.2030                         3/28/06

CUSIP No. 78463B101                    13D                   Page 46 of 53 Pages


                           BARINGTON INVESTMENTS, L.P.

        14,961                          4.0900                         3/20/06
         5,649                          4.1320                         3/21/06
        24,983                          4.0850                         3/22/06
        23,210                          4.0830                         3/23/06
         3,313                          4.1880                         3/24/06
         3,202                          4.2050                         3/27/06
        12,283                          4.2030                         3/28/06

                             ARCADIA PARTNERS, L.P.

        75,000                          4.1300                         3/23/06

                                  RICHARD ROFE

        12,500                          3.9400                         3/10/06
         7,500                          4.0000                         3/13/06
         2,500                          4.0100                         3/16/06
         2,500                          3.9800                         3/17/06
       (2,500)                          4.1100                        (3/23/06)
      (19,000)                          4.1300                        (3/24/06)

CUSIP No. 78463B101                    13D                   Page 47 of 53 Pages


SCHEDULE B

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
Mark Mitchell                            Managing Director of Ramius Capital       666 Third Avenue
Director                                 Group, L.L.C.                             26th Floor
                                                                                   New York, New York 10017

Jeffrey M. Solomon                       Managing Member of C4S & Co., L.L.C.,     666 Third Avenue
Director                                 which is the Managing Member of Ramius    26th Floor
                                         Capital Group, L.L.C.                     New York, New York 10017

CFS Company Ltd.                         Nominee Company registered with Cayman    c/o Citco Fund Services (Cayman
Director                                 Islands Monetary Authority and is         Islands) Limited
                                         affiliated with Administrator of the      Corporate Center
                                         Fund                                      West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CSS Corporation Ltd.                     Affiliate of the Administrator of the     c/o Citco Fund Services (Cayman
Secretary                                Fund                                      Islands) Limited
                                                                                   Corporate Center
                                                                                   West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CUSIP No. 78463B101                    13D                   Page 48 of 53 Pages


             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND, LTD.

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
Mark Mitchell                            Managing Director of Ramius Capital       666 Third Avenue
Director                                 Group, L.L.C.                             26th Floor
                                                                                   New York, New York 10017

Morgan B. Stark                          Managing Member of C4S & Co., L.L.C.,     666 Third Avenue
Director                                 which is the Managing Member of Ramius    26th Floor
                                         Capital Group, L..LC.                     New York, New York 10017

CFS Company Ltd.                         Nominee Company registered with Cayman    c/o Citco Fund Services (Cayman
Director                                 Islands Monetary Authority and is         Islands) Limited
                                         affiliated with Administrator of the      Corporate Center
                                         Fund                                      West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CSS Corporation Ltd.                     Affiliate of the Administrator of the     c/o Citco Fund Services (Cayman
Secretary                                Fund                                      Islands) Limited
                                                                                   Corporate Center
                                                                                   West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CUSIP No. 78463B101                    13D                   Page 49 of 53 Pages


                DIRECTORS AND OFFICERS OF RCG HALIFAX FUND, LTD.

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
Morgan B. Stark                          Managing Member of C4S & Co., L.L.C.,     666 Third Avenue
Director                                 which is the Managing Member of Ramius    26th Floor
                                         Capital Group, L.L.C.                     New York, New York 10017

Jeffrey M. Solomon                       Managing Member of C4S & Co., L.L.C.,     666 Third Avenue
Director                                 which is the Managing Member of Ramius    26th Floor
                                         Capital Group, L.L.C.                     New York, New York 10017

CFS Company Ltd.                         Nominee Company registered with Cayman    c/o Citco Fund Services (Cayman
Director                                 Islands Monetary Authority and is         Islands) Limited
                                         affiliated with Administrator of the      Corporate Center
                                         Fund                                      West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CSS Corporation Ltd.                     Affiliate of the Administrator of the     c/o Citco Fund Services (Cayman
Secretary                                Fund                                      Islands) Limited
                                                                                   Corporate Center
                                                                                   West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CUSIP No. 78463B101                    13D                   Page 50 of 53 Pages


               DIRECTORS AND OFFICERS OF RAMIUS MASTER FUND, LTD.

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
Morgan B. Stark                          Managing Member of C4S & Co., L.L.C.,     666 Third Avenue
Director                                 which is the Managing Member of Ramius    26th Floor
                                         Capital Group, L.L.C.                     New York, New York 10017

Marran Ogilvie                           General Counsel of Ramius Capital         666 Third Avenue
Director                                 Group, L.L.C.                             26th Floor
                                                                                   New York, New York 10017

CFS Company Ltd.                         Nominee Company registered with Cayman    c/o Citco Fund Services (Cayman
Director                                 Islands Monetary Authority and is         Islands) Limited
                                         affiliated with Administrator of the      Corporate Center
                                         Fund                                      West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CSS Corporation Ltd.                     Affiliate of the Administrator of the     c/o Citco Fund Services (Cayman
Secretary                                Fund                                      Islands) Limited
                                                                                   Corporate Center
                                                                                   West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CUSIP No. 78463B101                    13D                   Page 51 of 53 Pages


     DIRECTORS AND OFFICERS OF BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
James A. Mitarotonda                     Chairman of Barington Capital Group,      888 Seventh Avenue
Director and President                   L.P.                                      17th Floor
                                                                                   New York, New York 10019

Sebastian E. Cassetta                    Executive Vice President and Chief        888 Seventh Avenue
Director                                 Operating Officer of Barington Capital    17th Floor
                                         Group, L.P.                               New York, New York 10019

Jonathan Clipper                         Managing Director of Bedford Management   7 Reid  Street, Suite 108
Director                                 Ltd.                                      Hamilton HM11, Bermuda

Graham Cook                              Director/Manager, Corporate Services of   Bison Court
Director                                 Byson Financial Services, Ltd.            P.O. Box 3460
                                                                                   Road Town, Tortola
                                                                                   British Virgin Islands

Forum Fund Services, Ltd.                Fund Administration                       Washington Mall 1, 3rd Floor
Secretary                                                                          22 Church Street
                                                                                   Hamilton HM11, Bermuda

Melvyn Brunt                             Chief Financial Officer of Barington      888 Seventh Avenue
Treasurer                                Capital Group, L.P.                       17th Floor
                                                                                   New York, New York 10019

CUSIP No. 78463B101                    13D                   Page 52 of 53 Pages

                          OFFICERS OF LNA CAPITAL CORP.

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
James A. Mitarotonda                     Chairman of Barington Capital Group,      888 Seventh Avenue
President and CEO                        L.P.                                      17th Floor
                                                                                   New York, New York 10019

Sebastian E. Cassetta                    Executive Vice President and Chief        888 Seventh Avenue
Secretary                                Operating Officer of Barington Capital    17th Floor
                                         Group, L.P.                               New York, New York 10019

Melvyn Brunt                             Chief Financial Officer of Barington      888 Seventh Avenue
Treasurer                                Capital Group, L.P.                       17th Floor
                                                                                   New York, New York 10019

CUSIP No. 78463B101                    13D                   Page 53 of 53 Pages


EXHIBIT INDEX

1. Joint Filing Agreement by and among Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss, Barington Companies Equity, Barington Companies Investors, Barington Companies Offshore, Barington Investments, Barington Companies Advisors, Barington Capital, LNA, Mr. Mitarotonda, Arcadia Partners, Arcadia Capital and Mr. Rofe, dated March 29, 2006.

2. Letter from Ramius Capital to the Chairman and Chief Executive Officer of the Issuer, dated March 29, 2006.

3.          Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W.
            Strauss and Jeffrey M. Solomon, dated March 11, 2005.